--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO

                                 AMENDMENT NO. 3

                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                                  TELLIUM, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                             ----------------------

          Options to Purchase Common Stock, Par Value $0.001 Per Share,
                    Having an Exercise Price of $2.14 or More
                         (Title of Class of Securities)

                             ----------------------

                                   87967E 10 7
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                             ----------------------

               Harry J. Carr, Chairman and Chief Executive Officer
                                  Tellium, Inc.
                                2 Crescent Place
                        Oceanport, New Jersey 07757-0901
                                 (732) 923-4100

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                                 Lanae Holbrook
                                Lawrence R. Bard
                    Fried, Frank, Harris, Shriver & Jacobson
                          1001 Pennsylvania Avenue, NW
                             Washington, D.C. 20004
                                 (202) 639-7000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
    Transaction valuation*                               Amount of filing fee
--------------------------------------------------------------------------------
    $3,863,669                                           $355.46
--------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 14,810,195 shares of common stock of Tellium, Inc. having an aggregate value of $3,863,669 of July 25, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002, equals 0.0092% of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $355.46         Form or Registration No.:  Schedule TO
Filing party:  Tellium, Inc.             Date filed:  August 1, 2002

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

--------------------------------------------------------------------------------

                             INTRODUCTORY STATEMENT

            This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on August 1, 2002, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on August 2, 2002 and Amendment No. 2 thereto filed with the Securities and Exchange Commission on August 22, 2002, relating to our offer to exchange certain options to purchase shares of our common stock, par value $.001 per share, having an exercise price of $2.14 or more for a combination of share awards of our common stock and new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated August 1, 2002.

Item 2.  Subject Company Information.

            (a) Item 2(a) of the Schedule TO is hereby amended to incorporate by reference the information set forth in the Offer to Exchange, as amended, under
Section 9 ("Information About Tellium, Inc.").

            (b) Item 2(b) of the Schedule TO is hereby amended to incorporate by reference the information set forth in the Offer to Exchange, as amended, under
Section 1 ("Number of Share Awards and New Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Share Awards and Grant of New Options") and Section 8 ("Source and Amount of Consideration; Terms of Share Awards and New Options").

            (c) Item 2(c) of the Schedule TO is hereby amended to incorporate by reference the information set forth in the Offer to Exchange, as amended, under
Section 7 ("Price Range of Common Stock Underlying the New Options").

Item 3.  Identity and Background of Filing Person.

            (a) Item 3(a) of the Schedule TO is hereby amended to incorporate by reference the information set forth in the Offer to Exchange, as amended, under
Item 2(a) above.

Item 4.  Terms of the Transaction.

            (a) Item 4(a) of the Schedule TO is hereby amended to incorporate by reference the information set forth in the Offer to Exchange, as amended, under
Section 1 ("Number of Share Awards and New Options; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Share Awards and Grant of New Options"), Section 6 ("Conditions of the Offer"),
Section 8 ("Source and Amount of Consideration; Terms of Share Awards and New Options") and Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options").

            (b) Item 4(b) of the Schedule TO is hereby amended to incorporate by reference the information set forth in the Offer to Exchange, as amended, under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options").

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

            (e) Item 5(e) of the Schedule TO is hereby amended to incorporate by reference the information set forth in the Offer to Exchange, as amended, under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options").

Item 6.  Purposes of the Transaction and Plans or Proposals.

            (b) Item 6(b) of the Schedule TO is hereby amended to incorporate by reference the information set forth in the Offer to Exchange, as amended, under
Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Share Awards and Grant of New Options").

            (c) Item 6(c) of the Schedule TO is hereby amended to incorporate by reference the information set forth in the Offer to Exchange, as amended, under
Section 9 ("Information About Tellium, Inc.").

Item 7.  Source and Amount of Funds or Other Consideration.

            (a) Item 7(a) of the Schedule TO is hereby amended to incorporate by reference the information set forth in the Offer to Exchange, as amended, under
Section 8 ("Source and Amount of Consideration; Terms of Share Awards and New Options").

            (b) Item 7(b) of the Schedule TO is hereby amended to incorporate by reference the information set forth in the Offer to Exchange, as amended, under
Section 6 ("Conditions of the Offer").

Item 8.  Interest in Securities of the Subject Company.

            (a) Item 8(a) of the Schedule TO is hereby amended to incorporate by reference the information set forth in the Offer to Exchange, as amended, under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options").

            (b) Item 8(b) of the Schedule TO is hereby amended to incorporate by reference the information set forth in the Offer to Exchange, as amended, under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options").

Item 10.  Financial Statements.

            (a) Item 10(a) of the Schedule TO is hereby amended and restated in its entirety as follows: The information set forth in the offer to exchange under Section 9 ("Information About Tellium, Inc.") and Section 16 ("Additional Information") and on pages F-1 through F-20 of Tellium's Annual Report on Form 10-K for its fiscal year ended December 31, 2001, pages 3 through 8 of Tellium's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and pages 3 through 11 of Tellium's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 is incorporated herein by reference.

Item 11.  Additional Information.

            (a) Item 11(a) of the Schedule TO is hereby amended to incorporate by reference the information set forth in the Offer to Exchange, as amended, under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options").

Item 12.  Exhibits.

         Item 12 of the Schedule TO is hereby amended to add a reference to Exhibit (a)(11) and (d)(11) and to amend Exhibits (a)(1), (a)(2), (a)(6), (d)(4)
and (d)(5), which are attached hereto:

         (a)(1)   Offer to Exchange, dated August 1, 2002, as amended herewith

         (a)(2)   Form of Letter of Transmittal, as amended herewith

         (a)(5)   Form of Notice of Withdrawal, as amended herewith

         (a)(6)   Form of E-mail Confirmation, as amended herewith

         (a)(11) Form of E-mail message to All Option Holders dated August 28, 2002 regarding the Offer to Exchange

         (d)(4)   Form of Share Award Agreement, as amended herewith

         (d)(5)   Form of Option Agreement, as amended herewith

         (d)(11)  Tellium, Inc. 2002 Stock Incentive Plan

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete and correct.

                                      TELLIUM, INC.

                                      /s/ Michael J. Losch
                                      -----------------------------------------
                                      By: Michael J. Losch
                                      Title: Chief Financial Officer, Secretary
                                             and Treasurer

Date: August 28, 2002